January 27, 2005

By Facsimile and U.S. Mail

Benjamin F. Garmer, III, Esq.
Paul J. Jones, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367

	Re:	Total Logistics, Inc.
      	Schedule 14D-9, Amendment No. 1
		Filed January 25, 2005

Dear Mr. Garmer and Mr. Jones:

	We have the following comments on the above-referenced filing:

Schedule 14D-9

1. We reissue comment 2. The Schedule 14F-1 must be filed in EDGAR with the header tag "SC 14F1."

Item 4.  The Solicitation or Recommendation, page 3
Reasons for the Determination, page 5

2. We note the statement that the financial advisor`s opinion
"should not be relied upon by the Company`s shareholders as such." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor`s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense.
In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

3. We note the added disclosure summarizing the financial advisor`s analysis. Please revise to provide additional information, such as the comparable companies and transactions and, where you have disclosed the median values, the high, low and mean for each analysis. We note, for example, that although the multiples implied from the transaction value are above the median of the comparable companies multiples, they are not all above the mean.
Also, where the financial advisor chose particular values to use as a basis for these calculations (such as the discount rate), disclose how the values particular values were chosen. Finally, please clarify the disclosure related to the premiums paid analysis, as we are unable to correlate the percentages disclosed in the last sentence of that paragraph to the information in the board book supplied to us on a supplemental basis.

     Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions